JONES DAY

222 EAST 41ST STREET — NEW YORK, NEW YORK 10017-6702

TELEPHONE: +1-212-326-3939 — FACSIMILE: +1-212-755-7306

January 27, 2015

CONFIDENTIAL SUBMISSION VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mr. Jeffrey P. Riedler
Mr. Johnny Gharib
Mr. Bryan Pitko
Ms. Vanessa Robertson
Ms. Lisa Vanjoske

RE:	Cellectis S.A.
Draft Registration Statement on Form F-1
Submitted December 19, 2014
CIK No. 0001627281

Ladies and Gentlemen:

On behalf of our client, Cellectis S.A. (the “Company”), we submit the following responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 15, 2015 with respect to the Company’s confidential Draft Registration Statement on Form F-1, submitted to the Commission on December 19, 2014 (the “Draft Registration Statement”).

Each response is prefaced by the text of the Staff’s corresponding comment in bold text. All references to page numbers correspond to the revised Draft Registration Statement that has been confidentially submitted on the date hereof. For your convenience, a copy of this revised Draft Registration Statement is enclosed and has been marked to show changes from the draft initially submitted on December 19, 2014.

Summary

Overview, page 1

1.	The third sentence in this section states, “[r]ecent unprecedented clinical results indicate that CAR-based immunotherapy is one of the most promising areas of cancer research, and we believe that it represents a new paradigm for cancer treatment.” Please expand your disclosure throughout the prospectus to describe the clinical results you are referring to in this statement, including the subject of the trials, who and when they were conducted and why the results are unprecedented.

Response: The Company has revised its disclosure on pages 1, 79 and 97 of the Draft Registration Statement.

2.	Please briefly describe the novel safety and efficacy attributes that your gene-editing expertise allows you to feature in your product candidates as discussed in the penultimate sentence of the first paragraph of this section.

Response: The Company has revised its disclosure on pages 1, 79 and 97 of the Draft Registration Statement.

United States Securities and Exchange Commission

January 27, 2015

Our Immuno-oncology Pipeline, page 3

3.	Please revise your disclosure in this section to specifically highlight that all of your therapeutic product candidate development programs are still in the discovery or pre-clinical proof-of-concept phase.

Response: The Company has revised its disclosure on pages 3, 99 and 112 of the Draft Registration Statement.

Risk Factors

Risks Related to Our Financial Condition and Capital Requirements

We may need to raise additional funding even if this offering is successful…, page 12

4.	Please expand your disclosure in this risk factor to quantify the amount of your cash and cash equivalents.

Response: The Company has revised its disclosure on page 13 of the Draft Registration Statement.

We are limited in our ability to raise additional share capital…, page 13

5.	Please revise your risk factor disclosure to identify the level of shareholder approval required at an extraordinary meeting to authorize an increase in the Company’s share capital.

Response: The Company has revised its disclosure on page 13 of the Draft Registration Statement.

Risks Related to the Discovery, Development and Commercialization of Our Therapeutic Product Candidates

Further development and commercialization of our own product candidates…, page 25

6.	Please expand your risk factor to disclose under what circumstances Servier and Pfizer may terminate their agreements with you.

Response: The Company has revised its disclosure on page 27 of the Draft Registration Statement.

Product liability lawsuits could divert our resources, result in substantial…, page 31

7.	Please quantify the amount of product liability insurance you carry and whether the amount of your coverage is typical for a company in your industry. Please also provide this information when you discuss any other types of insurance you carry.

Response: The Company has revised its disclosure on pages 32-33 and 155 of the Draft Registration Statement.

Risks Related to Intellectual Property

If we fail to comply with out obligations in the agreements under which we…, page 51

8.	Please delete the fourth paragraph of this risk factor as it appears to repeat the same disclosure provided in the first half of the third paragraph.

Response: The Company has revised its disclosure on page 53 of the Draft Registration Statement.

9.	Please identify the licensors which control patent prosecution for your licensed technology.

Response: The Company has revised its disclosure on page 53 of the Draft Registration Statement.

United States Securities and Exchange Commission

January 27, 2015

Risks Related to Our Organization, Structure and Operation

We depend on key personnel and attracting qualified management personnel…, page 53

10.	Please identify the key personnel to whom you are referring in this risk factor.

Response: The Company has revised its disclosure on page 54 of the Draft Registration Statement.

Risks Related to This Offering and Ownership of Our Ordinary Shares and ADSs

As a foreign private issuer, we are permitted to adopt certain home country…, page 63

11.	Please ensure that your discussion includes all of the home country corporate governance practices that you intend to follow as disclosed under “Corporate Governance Practices” on page 150.

Response: The Company has revised its disclosure on page 64 of the Draft Registration Statement.

The rights of shareholders in companies subject to French corporate law differ…, page 65

12.	Please include a discussion of how legal fees are or may be borne by shareholders in derivative actions as disclosed under “Shareholder Suits” on page 181.

Response: The Company advises the Staff that under French law, the shareholder or group of shareholders who initiate a derivative action are fully and solely liable for all legal fees in connection therewith. The disclosure on page 182 of the Draft Registration Statement describes this aspect of French law, including how legal fees are borne by shareholders.

Use of Proceeds, page 70

13.	We note that the first bullet point identifying your use of net proceeds from the offering indicates that you will use proceeds to develop your proprietary immuno-oncology product candidates, including through pre-clinical and clinical trials. Please revise this disclosure to indicate how you intend to prioritize your use of proceeds towards the development of each of your product candidates. In this regard, we note that you identify UCART19 as your most advanced product candidate and that you intend to file a CTA application and commence enrollment of clinical trials for UCART19 in 2015.

Response: The Company respectfully advises the Staff that it cannot determine with reasonable certainty the duration and completion costs of developing its proprietary immuno-oncology product candidates and therefore cannot provide a reliable estimate of the allocation or prioritization of the offering proceeds among its ongoing clinical development and research activities. The duration, costs and timing of these projects will depend on a variety of factors, including expenses of the Company’s ongoing or additional studies; uncertainties in clinical study results, enrollment rates, timing and receipt or timing of regulatory approvals; and potential changes in government regulation.

14.	Please revise your disclosure to indicate how far in the pre-clinical and/or clinical development process you expect the allocated proceeds from this offering will enable you to reach for each of the product candidates you identify.

Response: The Company respectfully advises the Staff that it is unable to determine with reasonable certainty the stage it will achieve for its product candidates with the proceeds it raises from this offering. The Company respectfully advises the Staff that it has alerted investors of the possible need to raise additional capital to advance the clinical development of, and ultimately commercialize, its product candidates. See “Risk Factors—We may need to raise additional funding even if this offering is successful…” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Capital Requirements.”

United States Securities and Exchange Commission

January 27, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 78

15.	You state “In addition to our cash generated by operations, we have funded our operations…” Please revise this disclosure as it does not appear that your operations have generated cash or tell us why you believe no revision is necessary.

Response: The Company considers payments from Servier and Pfizer to be cash generated by operations. Thus, the Company believes that no revision to this disclosure is necessary.

Financial Operations Overview

Research and Development Expenses, page 82

16.	Please expand your disclosures to include the total external costs incurred during each period presented and to date for each product candidate separately or disclose why you do not provide such disclosure.

Response: The Company respectfully advises the Staff that it does not track research and development expenses by product candidate.

Results of Operations

Selling, general and administrative expenses, page 86

17.	Please revise your disclosure to quantify the amount of change due to each factor.

Response: The Company has revised its disclosure on page 87 of the Draft Registration Statement.

Business

Immunotherapy: Turning the Immune System into “Smart Drugs”

Chimeric Antigen Receptor (CARs), page 101

18.	Please enlarge your diagram on page 102 so that the text in the diagram is legible.

Response: The Company has enlarged the diagram on page 103 of the Draft Registration Statement.

Nuclease Technology and T-cells: The Design Process

Step 1: Add Genes, such as a CAR, page 107

19.	Please describe what you mean by a “viral carrier, or vector” and more specifically your “lentiviral system” as discussed in the first paragraph of this section.

Response: The Company has revised its disclosure on page 108 of the Draft Registration Statement.

Intellectual Property

Current Intellectual Property Portfolio, page 122

20.	Please revise the description of your owned and in-licensed patent rights to discuss your issued patents separately from your patent applications and identify the jurisdictions where your patents have been issued and where your patent applications are pending.

Response: The Company has revised its disclosure on pages 123-24 of the Draft Registration Statement.

United States Securities and Exchange Commission

January 27, 2015

Material Exclusive Licenses Granted to Cellectis, page 124

21.	We note that on pages 121-122, you state that you have entered into various agreements regarding your intellectual property; however your disclosure on pages 124-126 only discusses the L’Institut Pasteur, UMN and Ohio State agreements. Please expand your disclosure to also discuss your agreements with Precision Biosciences, Life Technologies Corporation and University College London. In your discussion, please include the material terms of the agreements, including the parties’ rights and obligations, the duration of the agreements, termination provisions and any payments required to be made under the agreements, including upfront payments, aggregate milestones and royalties. Also, please file each agreement as an exhibit or provide your analysis as to why an agreement is not required to be filed.

Response: The Company acknowledges the Staff’s comment to discuss its agreements with Precision Biosciences, Life Technologies Corporation and University College London. The Company respectfully submits to the Staff that none of the specified agreements are material agreements that are required to be disclosed. The Company advises the Staff that its current business is not substantially dependent on any of the intellectual property licensed to it under those agreements, that the agreements do not provide the Company with any advantage over its competitors and that the loss of any or all of the aforementioned license agreements would not undermine or fundamentally alter its operations or business to a material extent. Furthermore, the Company submits that the abovementioned agreements were entered into in the ordinary course of business. The Company routinely enters into license agreements that are not material to its business, such as those referenced in the Staff’s comment, for a variety of reasons, including to avoid potentially distracting legal challenges or to facilitate certain non-essential aspects of a research and development program that could also be accomplished using alternative available technology. For the foregoing reasons, the Company also has concluded that these agreements are not required to be filed under Item 601(b)(10)(ii) of Regulation S-K. If any of these agreements becomes material at a future date, then the Company will provide the required disclosure at that time.

Licenses from Institut Pasteur, page 124

22.	Please revise your disclosure regarding your license agreements with L’Institut Pasteur to describe the material terms of the agreements, including whether you were granted an exclusive or non-exclusive license under the second June 2000 agreement and the October 2000 agreement, the upfront payments made under each agreement, aggregate milestones payable under each agreement and royalties payable under each agreement. In regard to the duration of each agreement, where such duration is conditioned on the expiration of the last to expire patent licensed to you, please revise your disclosure to indicate when such patents are expected to expire.

Response: The Company has revised its disclosure on page 124-25 of the Draft Registration Statement.

23.	We note that under the first June 2000 Pasteur license agreement, exclusivity of such license grant is subject to “certain rights” granted to third parties under the licensed intellectual property. Please expand your disclosure to describe these rights.

Response: The Company has revised its disclosure on page 124 of the Draft Registration Statement.

License from Regents of the University of Minnesota, page 125

24.	Please revise your disclosure regarding your license agreement with UMN to describe the material terms of the agreement, including the upfront license fee paid to UMN, aggregate milestones payable, royalties and the certain patent-related expenses which you are obligated to pay.

Response: The Company has revised its disclosure on page 125-26 of the Draft Registration Statement.

United States Securities and Exchange Commission

January 27, 2015

License from Ohio State Innovation Foundation, page 125

25.	Please revise your disclosure regarding your license agreement with Ohio State to describe the material terms of the agreement, including the upfront license fee paid to Ohio State, aggregate milestones payable and royalties. In regard to the duration of each agreement, where such duration is conditioned on the expiration of the last to expire patent licensed to you, please revise your disclosure to indicate when such patents are expected to expire. Please also file the agreement as an exhibit or provide an analysis as to why it is not required to be filed.

Response: The Company has revised its disclosure on page 126 of the Draft Registration Statement and will include the agreement with Ohio State Innovation Foundation as an exhibit to the Registration Statement on Form F-1 in a subsequent filing.

License Agreement from Regents of the University of Minnesota, page 126

26.	Please revise your disclosure regarding Cellectis Plan Sciences’ license agreement with UMN to describe the material terms of the agreement, including the upfront license fee paid to UMN, royalties, the patent-related expenses which CPS is obligated to pay and the aggregate amount of any milestones payable. In regard to the duration of the agreement, we note that the agreement will continue in effect until no licensed patent is active and until no licensed patent application is pending. Please expand your disclosure to provide the expected expiration date of such patent or patent application. Please also file the agreement as an exhibit or provide an analysis as to why it is not required to be filed.

Response: The Company has revised its disclosure on page 126-27 of the Draft Registration Statement.

The Company respectfully advises the Staff that Cellectis S.A. is not substantially dependent on the intellectual property licensed from UMN under its license agreement with UMN. The Company believes that the loss of Cellectis Plant Sciences’ agreement with UMN would not undermine or fundamentally alter its business. As a result, the Company submits that it is not required under any of the enumerated categories under Item 601(b)(10)(ii) of Regulation S-K, including Item 601(b)(10)(ii)(B), to file Cellectis Plant Sciences’ agreement with UMN as an exhibit to the Draft Registration Statement.

Compensation of Directors and Executive Officers, page 153

27.	With your next amendment, please revise your disclosure concerning the compensation paid to directors and executive officers to reflect information as of the end of your last full financial year on December 31, 2014.

Response: The Company has revised its disclosure on page 154 of the Draft Registration Statement.

Other Outstanding Securities

Trout Warrant Agreement, page 164

28.	Please file the Trout Warrant Agreement as an exhibit.

Response: The Company will include the Trout Warrant Agreement as an exhibit to the Registration Statement on Form F-1.

United States Securities and Exchange Commission

January 27, 2015

Enforceability of Civil Liabilities, page 209

29.	If you have provided this discussion based upon an opinion of counsel, please name counsel and file a consent to use its name and opinion. Please see Item 101(g)(2) of Regulation S-K.

Response: The Company has revised its disclosure on page 210 of the Draft Registration Statement. The consent of Jones Day will be included in its opinion, which will be filed as an exhibit to the Registration Statement on Form F-1.

Statement of Consolidated Operations, page F-4

30.	On page 81 you state that operating income consists of revenues and other income. Therefore, please revise your headings in the statements of consolidated operations since ‘Operating income’ is the heading under ‘Total revenue and other income’.

Response: The Company has revised its disclosure on page 82 and 83 of the Draft Registration Statement.

Notes to the Consolidated Financial Statements

Note 3. Summary of significant accounting policies

3.19 Classification of operating expenses, page F-17

31.	Please explain to us why expenses associated with obtaining patents are classified as selling, general and administrative expense. Under paragraphs 126 and 127 of IAS 38, which incorporate the guidance in paragraphs 66 and 67 of IAS 38, the costs to register a legal right are considered development costs.

Response: The Company acknowledges the Staff’s comment. The Company respectfully submits that it is evaluating the items noted in the Staff’s comment and will respond to the comment in a subsequent submission.

Note 5. Reportable segments, page F-19

32.	On page 81 you disclose that you derive substantially all of your revenues from payments pursuant to your collaboration agreements with Pfizer and Servier, patent licensing arrangements, royalties on licensed products or technologies and research and development services. You disclose on page F-20 that revenues from external customers by products and services for fiscal year 2012 and 2013 are given in Note 18. However, Note 18 only discloses total revenue by segment and the amounts disclosed can already be found on page F-20. Therefore, please revise your disclosures to include the amount of revenue separately for each product and service in compliance with paragraph 32 of IFRS 8.

Response: The Company has revised Note 18 to the Consolidated Financial Statements for the year ended December 31, 2014 on page F-38 of the Draft Registration Statement.

United States Securities and Exchange Commission

January 27, 2015

33.	Please expand your disclosures about major customers to include the year ended December 31, 2013 rather than only 2012.

Response: The Company has revised its disclosure on page F-20 of the Draft Registration Statement to state that no customer represented more than 10% of the total revenue from continuing operations for the year ended December 31, 2013.

General

34.	We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

Response: The Company has included additional exhibits in the Exhibit Index in the revised version of the Draft Registration Statement. The Company will file all exhibits as promptly as possible in future pre-effective amendments. The Company acknowledges that the Staff may have further comments once these exhibits are provided.

35.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response: If the Company decides to use any additional graphics in its prospectus, it will provide any such graphics to the Staff prior to their use for the Staff’s review.

36.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company advises the Staff that it is supplementally providing the Staff with copies of slides presented to potential investors in reliance on Section 5(d) of the Securities Act. If, following the date of this letter, any additional investor communications are presented, the Company will supplementally provide such written communications or reports to the Staff.

* * * * * * *

The Company believes that the information contained in this response letter, together with the disclosure in the revised Draft Registration Statement, is responsive to the Staff’s comments set forth in the Comment Letter. Should you have any questions, please contact me at (212) 326-3430 or bdolgonos@jonesday.com.

Thank you for your continued assistance. We look forward to the receipt of any additional questions or comments the Staff may have.

Very truly yours,

/s/ Boris Dolgonos
Boris Dolgonos

cc:	André Choulika, Chief Executive Officer, Cellectis S.A.
B. Shayne Kennedy, Latham & Watkins, LLP
Thomas E. Mitchell, Latham & Watkins, LLP